EXHIBIT 2.1

(This is a translation of the original Korean language

Memorandum of Understanding Regarding the Sale and Lease of Communication Equipment)

MEMORANDUM OF UNDERSTANDING

REGARDING THE SALE AND LEASE OF COMMUNICATION

EQUIPMENT

May 25, 2005

TBK ELECTRONICS CORP.

AXESSTEL R & D CENTER CO., LTD.

This Memorandum of Understanding Regarding the Sale and Lease of Communication Equipment (hereinafter referred to as the “MOU”) is made and entered into by and between TBK Electronics Corp. (hereinafter referred to as “Party A”) and Axesstel R&D Center Co., Ltd. (hereinafter referred to as “Party B”) in order to stipulate and clarify the mutual agreement in the sale and lease of the sales object and lease object as defined hereunder from Party A to Party B.

Article 1. (Definition)

The equipment subject to the selling and purchasing (hereinafter referred to as the “Sales Object”) shall mean such communication equipment, etc, used by Party A as described in Appendices 1 and 2 and the building subject to the lease (hereinafter referred to as the “Lease Premises”) shall mean one (1) main building and its annexed building out of the factory building located at #686-1 Koeryang –ri, Jeongnam-myon, Hwaseong-shi, Kyunggi-do.

Article 2. (Payment of Price)

1.	Price of the Sales Object: KRW 1,900,000,000 (exclusive of Value Added Tax)

2.	Guarantee Money to be deposited (hereinafter referred to as the “Deposit”): Party B shall, in order to secure its faithful compliance with the MOU, open a stand-by letter of credit of KRW 770,000,000 and provide to Party A within ten (10) days after the execution (excluding the day of the execution) of the MOU. The term of the “Conditional” shall mean that the use shall be available only on and after August 30, 2005.

3.	The payment of the price of the Sales Object under paragraph 1 hereof shall be made in accordance with a communication equipment sales agreement (hereinafter referred to as the “Sales Agreement”) to be separately prepared after a resolution of an extraordinary shareholders’ meeting of Party A.

4.	Regarding the Deposit under paragraph 2 hereof, the stand-by letter of credit shall be cancelled upon payment of the price under the Sales Agreement

Article 3. (Delivery and Taking Over of the Sales Object)

1.	Party B shall obtain the right to use the Sales Object upon execution of this MOU.

2.	The place of the delivery and the taking over of the Sales Object shall be the place to be designated upon consultation between Party A and Party B.

3.	Any and all costs and taxes involving the delivery and the taking over of the Sales Object shall be born respectively by the Parties.

4.	Party B shall take over the Sales Object in the present state and in the case of loss of or any defect in the Sales Object, Party A and Party B shall consult with each other on the manner of treatment thereof.

5.	Party A shall actively cooperate in the delivery of the Sales Object.

6.	The lease fee for the leased assets out of the Sales Object (hereinafter referred to as the “Leased Assets”) shall be borne by Party B from the time of the use thereof and the matters relating to the transfer of the title shall be determined according to the Sales Agreement.

Article 4. (Lease Agreement)

As to the Lease Premises, a separate lease agreement shall be made.

Article 5. (Confidentiality)

Party A and Party B shall not provide or divulge to any third Party a part or whole of the contents contained in this MOU for any reasons and the obligation of the confidentiality shall survive any cancellation or termination of any agreement hereunder: Provided, That any official announcement or report to a relevant authorities pursuant to the relevant laws and regulations shall be excepted.

Article 6. (Amendment)

This MOU may be effectively amended only by a written agreement of Party A and Party B.

Article 7. (Force Majeure)

If either Party fails to perform its obligation under this MOU due to a natural calamity or force majeure or any loss or damage has arisen due to any defect not attributable to a willful act or negligence of either Party, the relevant Party shall bear no liability to the other Party and shall be released from any liability.

Article 8. (Compensation for Damage)

Party A and Party B shall bear responsibility in any of the following cases:

1.	If any direct or indirect damage has occurred due to delayed performance of the payment of the sales price;

2.	If an agenda for the selling and purchasing of the communication equipment as prescribed by this MOU has been rejected at an extraordinary shareholders’ meeting of Party A; In such case, Party A shall make actual expenses compensation incurred until that time to Party B;

3.	Any loss of Party A incurred due to a unilateral cancellation or termination of the sales agreement Party B shall be compensated by Party B; or

4.	If any direct or indirect damage has occurred due to violation of Article 5 hereof.

Article 9. (Termination of Agreement under the MOU)

Party A or Party B may cancel or terminate an agreement under the MOU subject to a requesting to the other Party an immediate performance, and simultaneously therewith may exercise optionally the right under the following paragraph 2 or 3 hereof in any of the following cases:

1.	Causes of termination;

A.	If any obligation under the MOU is not faithfully performed,

B.	If it is judged that this MOU may not be continuously performed, or.

C.	If Party B fails to pay the price of the sales in accordance with the agreed method.

2.	Either Party A or Party B requests to the other Party to cancel or terminate any agreement under the MOU, or demand a compensation for damages;

3.	In case of cancellation or termination by Party A, then Party A requests to Party B to return the Sales Object.

Article 10. (Change to Address, etc.)

If either Party has changed important matters such as change of its corporate address, etc. such Party shall, without delay, give notice thereof to the other Party.

Article 11. (Disputes Resolution)

If any disputes or differences have arisen in connection with this MOU or performance of the obligations of the both Parties, Party A and Party B shall firstly render their respective efforts to amicably settle such disputes or differences, failing which shall be submitted to the jurisdiction of the court having the jurisdiction over the place where the principal office of Party A is located.

Article 12. (Effect of the MOU)

This MOU shall be in effect from the time when Party A and Party B sign on this MOU. This MOU shall constitute legally binding both Parties and shall remain effect in full force until both Parties execute the definite Sales Agreement after the date on which this MOU is prepared the said Sales Agreement replaces this MOU.

Article 13. (Interpretation)

This MOU is based on an entire agreement between the Parties and supersede any oral or written agreement made prior to the execution of this MOU. Any matters not specifically provided for herein or any differences in interpretation hereof shall be determined upon mutual consultation between both Parties, failing which shall be determined in accordance with the general commercial practice.

*Appendices to the Memorandum of Understanding are omitted pursuant to Item 601(b)(2) of Regulation S-B and will be provided to the Commission upon request.

Appendix 1: List of the Sales Object (Total 8 pages)

Appendix 2: List of the Leased Assets (Total 1 page)

May 25, 2005

Party A: TBK Electronics Corp.

No. 601, Hanshin IT Tower, #235 Guro-dong, Guro-gu, Seoul

/s/ Nae Soon Kim	/s/ Ki Jun Lee
Chairman: Nae Soon Kim	Representative Director: Ki Jun Lee

Party B: Axesstel R & D Center Co., Ltd.

/s/ Mike Kwon	/s/ Jae Hun Lee
Chairman: Mike Kwon	Representative Director: Jae Hun Lee